The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 27, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alberto Zapata and Ms. Christina Fettig

Re:	Registration Statement of The Prudential Series Fund on Form N-14:
File Nos. 333-270877 and 811-03623

Good morning:

On behalf of The Prudential Series Fund (the Registrant), set forth below are two additional responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on April 12, 2023 and April 20, 2023. The Registrant is submitting this additional response letter to clarify a comment previously received.

The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the Prospectus/Information Statement), which was filed with the Commission on March 27, 2023, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Reorganization satisfies the requirements of Rule 17a-8 and, as such, would not require a shareholder vote. Shareholders of the PSF Small-Cap Value Portfolio will receive the N-14 Information Statement.

Comments Applicable to the N-14 Registration Statement

1.Comment: Please supplementally confirm the basis and that the proposed Reorganization meets the conditions of Rule 17a-8 under the Investment Company Act of 1940 (the 1940 Act).

Response: The Registrants confirms that the conditions of Rule 17a-8 under the 1940 Act are satisfied to permit the Reorganization to be consummated without approval by shareholders of the PSF Small-Cap Value Portfolio (the Target Portfolio). In particular, the Registrants respectfully submits that:

(i)no policy of the Target Portfolio that under Section 13 of the 1940 could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the PSF Small-Cap Stock Index Portfolio (the Acquiring Portfolio), which the Registrant notes includes fundamental policies as none of the Target Portfolio's fundamental policies are materially different from those of the Acquiring Portfolio;

(ii)no advisory contract between the Target Portfolio and any investment adviser thereof is materially different from an advisory contract between the Acquiring Portfolio and any investment adviser thereof, except for the identity of the investment companies as a party to the contract, which the Registrant notes includes with respect to management fees, as the management fees paid by the Target Portfolio are higher than the management fees paid by the Acquiring Portfolio;

(iii)directors of the Target Portfolio who are not interested persons of the Target Portfolio and who were elected by its shareholders, will comprise a majority of the directors of the Acquiring Portfolio who are not interested persons of the Acquiring Portfolio, as the independent directors of both the Target Portfolio and the Acquiring Portfolio are the same; and

(iv)any distribution fees (as a percentage of the fund's average net assets) authorized to be paid by the Acquiring Portfolio pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act are no greater than the distribution fees (as a percentage of the fund's average net assets) authorized to be paid by the Target Portfolio pursuant to such a plan, as the Class I shares of both the Target Portfolio and the Acquiring Portfolio do not charge a 12b-1 fee.

As these conditions are satisfied, the Registrant respectfully submits that the Reorganization may be consummated without approval by Target Portfolio shareholders pursuant to Rule 17a-8 under the 1940 Act.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Assistant Secretary

The Prudential Series Fund

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